Crescat Portfolio Management LLC 1560 Broadway, Suite 2270 Denver, CO 80202 phone (303) 271-9997 fax (303) 271-9998

Exh17-17j-1 Code of Ethics

This Code of Ethics has been adopted by CPM as investment advisor to its clients on the model of Rule 204A-1 under the Investment Advisers Act of 1940, as amended, and Rule 17j-1 under the Investment Company Act of 1940, as amended. The Code applies to all CPM supervised persons and Access Persons. The Chief Compliance Officer (CCO) of CPM administers the Code. CPM shall provide a copy of this Code to each supervised person of CPM annually, and a copy of this CPM Code of Ethics will be provided to any Client or prospective client upon request. Each supervised person must confirm and acknowledge in writing that he/she has received said Code.

1.	Purpose. The purposes of the Code are to deter wrongdoing and to promote, on the part of all who work at CPM: honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; the prompt internal reporting to an appropriate person or persons identified in the Code of violations of the Code; and accountability for adherence to the Code.

2.	Reporting Violations. Employees must report any potential violations of the code to the CCO and it will be investigated. The firm encourages and protects supervised persons who report violations and strives to foster an environment where concerned employees feel safe to speak freely. Retaliation in any way against someone who reports a violation will not be tolerated. Retaliation constitutes a further violation of the code and is grounds for termination. An employee may make an anonymous report of a potential violation to the CCO by mailing a typewritten letter with the firm’s address as the return address explaining the incident in as much detail as possible without giving away the employee’s identity. However, as long as the firm is a small firm, it will be very difficult to maintain anonymity.

3.	Definitions

(1)   The term “Supervised Person” means any officer, partner, director or employee of CPM or any other person who is subject to CPM’s supervision and control and provides investment advice on behalf of CPM. The following is regarded as falling within the definition of providing investment advice: making recommendations to clients regarding securities; managing accounts or portfolios of clients; determining what advice should be given to clients; soliciting the sale of or selling investment advisory services (unless incidental to his or her primary job responsibility); or supervising employees who perform any of the foregoing.

(2)   The term "Access Person" means a supervised person who has access to nonpublic information regarding clients’ purchase or sale of securities, is involved in making securities recommendations to clients, or who has access to such recommendations that are nonpublic, and includes a Supervised Person who has access to nonpublic information regarding the portfolio holdings of affiliated mutual funds. Currently, all employees of CPM is presumed to be Access Persons.

4.
Advisor’s Fiduciary Duty. All Supervised Persons are hereby advised that the Securities and Exchange Commission (SEC) describes an investment advisor’s fiduciary responsibilities as follows:

An investment advisor is a fiduciary who owes its clients undivided loyalty, and is prohibited from engaging  in activity in conflict with the interest of any client. A breach of an advisor’s fiduciary obligations constitutes a violation of the anti-fraud provisions of the Advisors Act. This fiduciary obligation imposes upon an investment advisor a duty to deal fairly and act in the best interest of its clients. Such duty imposes upon an investment advisor numerous responsibilities including the duty to render disinterested and impartial advice; to make suitable recommendations to clients in light of their needs, financial circumstances and investment objectives; to exercise a high degree of care to insure that adequate and accurate representations and other information about securities are presented to clients; and, to have an adequate basis in fact for its recommendations, representations and projections.

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5.   CPM Duty. Not only does CPM acknowledge that it is held to this standard by law, but CPM adopts this Code as a guiding force in the manner in which the firm and its staff do business. CPM has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first,  and to refrain from having outside interests that conflict with the interests of its clients. CPM must avoid any circumstances that might adversely affect or appear to affect its duty of complete loyalty to its clients and adequately disclose any circumstances that cannot be avoided. Each Supervised Person should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

6.   Responsibility of Supervised Persons Who Are CFA Charter Holders and Candidates. Supervised Persons who are members of CFA Institute, including Chartered Financial Analyst (CFA) charter holders and candidates for the CFA designation, are hereby reminded that they are required to abide by the CFA Institute Code of Ethics and Standards of Professional Conduct, which in some instances may impose an even higher standard than the Code herein:

7.   Conflicts of Interest. Supervised Persons Should Handle Ethically Actual and Apparent Conflicts of Interest:

(1)   Each Supervised Person should adhere to a high standard of business ethics and should be sensitive to situations that may give rise to actual as well as apparent conflicts of interest.

(2)   A conflict of interest occurs when a Supervised Person’s private interest interferes with the interests of, or his service to, the clients of CPM. For example, a conflict of interest would arise if a Supervised Person, or a member of his family, receives improper personal benefits as a result of his/her position with CPM. Certain conflicts of interest arise out of the relationships between Supervised Persons and CPM and already are subject to conflict of interest provisions in the Advisors Act.

(3)   Gifts (other than de minimis gifts, which are usually defined as having a value under $100.00) should not be accepted from persons or entities doing business with CPM.

(4)   If a Supervised Person is in doubt, other potential conflict of interest situations should be described immediately to the CCO for resolution. Similarly, any questions a Supervised Person has regarding generally the application or interpretation of the Code should be directed to the CCO immediately.

8.	Unlawful Actions

(1) ) Material Nonpublic Information. Supervised Persons who possess material nonpublic information that could affect the value of an investment must not act or cause others to act on the information.

(2) ) Market Manipulation. Supervised Persons must not engage in practices that distort prices or artificially inflate trading volume with the intent to mislead market participants.

(3) Front-Running. CPM and its Supervised Persons are prohibited from placing trades for their own accounts in anticipation of a price change resulting from a contemplated or pending transaction in the security or a derivative thereof for another account unless the transaction is an offsetting hedge transaction in connection with the execution of a client order and the client is informed of the transaction.

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(4) Fraud. Supervised Persons must not employ any device, scheme or artifice to defraud a Fund (as defined in Rule 17j-1) or separate account advised by CPM nor engage in any act, practice or course of business that operates or would operate as a fraud or deceit on CPM.

(5) Statements of Fact. Supervised Persons must not make any untrue statement of a material fact to a Fund or omit to state a material fact necessary in order to make the statements made to the Investment Advisor in light of the circumstances under which they are made, not misleading.

(6) Fund Manipulation. Supervised Persons must not engage in any manipulative practice with respect to the Investment Advisor.

9.   Disclosure and Compliance.  Each Supervised Person should familiarize him/herself with the disclosure requirements applicable generally to CPM. Each Supervised Person should, to the extent appropriate within his area of responsibility, consult with others at CPM and with outside service providers with the goal of promoting full, fair, accurate, timely and understandable disclosure in the reports and documents CPM files with, or submits to, the SEC and in other public communications made by CPM. It is the responsibility of each Supervised Person to promote compliance with the standards and restrictions imposed by applicable laws, rules and regulations.

10.   Privacy of Client Financial Information. CPM and its Supervised Persons will not disclose any nonpublic personal information about a client to any nonaffiliated third party unless the client gives express permission to CPM to do so. The client in writing must grant such permission, or denial of permission, to CPM. A copy of the permission/denial document will be filed in the client file.

11.   Use of Disclaimers Prohibited. CPM shall not attempt to limit liability for willful misconduct or gross negligence through the use of disclaimers.

12.   Annual Report for Fund Boards of Directors. On an annual basis, the CCO shall:

       (1)   Prepare a written report describing any issues arising under the Code of Ethics, including information about any material violations of the Code of Ethics or its underlying procedures and any sanctions imposed due to such violations and        submit the information to the Chief Compliance Officer of any Funds advised by CPM, for review by the Funds’ Board of Trustees; and
       (2)   Certify to the Boards of Directors of Funds advised by CPM that CPM has adopted procedures reasonably necessary to prevent its employees from violating the Code of Ethics.

13.   Records. All records shall be maintained in accordance with Rules 204-2 under the Advisers Act and Rule 17j-1(f) under the 1940 Act.

(1)   Copies of the Code must be retained in the records of CPM at all times while in effect and for five years after it ceases to be in effect.

(2) The acknowledgements of receipt by supervised must be maintained as long the supervised person remains associated with CPM and for five years after the association terminates, a minimum of the first two on CPM’s premises.

(3) A record of any violation of the code of ethics, and of any action taken as a result of the violation, must be maintained in an easily accessible place for at least five years after the end of the fiscal year in which the violation occurs, a minimum of the first two on CPM’s premises.

(4) A copy of each holdings report, transaction report and/or personal account statements provided by an Access Person must be maintained for at least five years after the end of the fiscal year in which the report is made or the information is provided, a minimum of the first two on CPM’s premises.

(5) A record of all Access Persons within the last five years, and all persons responsible for reviewing personal securities transaction reports, even if said persons are no longer an access person or no longer with CPM, must be maintained in an easily accessible place.

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(6) A copy of each annual report for Fund Boards of Directors must be maintained for at least five years after the end of the fiscal year in which the report is made, a minimum of the first two on CPM’s premises.

(7) ) A record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of IPOs and Limited Offerings, for at least five years after the end of the fiscal year in which the approval is granted.

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